June 13, 2018

VIA EDGAR SYSTEM

Ms. Deborah L. O’Neal

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, DC 20549

Re: Daxor Corporation, File Nos. 333-224509 and 811-22684

Dear Ms. O’Neal:

On behalf of our client, Daxor Corporation (“Daxor”), set forth below are Daxor’s responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 1, 2018, with respect to the above-referenced filing. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are Daxor’s responses (in regular type).

Cover Page

1. The second sentence in the first paragraph of this section states, “While the company is not primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities, the company is dependent upon earnings from its investment portfolio to fund operations.” At the end of this sentence, add “and has registered as a closed-end investment company under the Investment Company Act of 1940, as amended” or similar language. Use bold or italicized font to highlight the disclosure.

Response: Daxor has revised the disclosure as requested.

2. The last sentence in the above-mentioned paragraph states, “While Daxor Corporation is registered as a closed-end investment company, it has always conducted its business as an operating company and has never been in, or held itself out to be in, the business of investing, reinvesting, owning, holding or trading in securities.” Further, in the “Use of Proceeds” section, you state, “[W]e currently intend to use the net proceeds from the sale of the securities offered hereby for working capital and other general corporate purposes (emphasis added), including to develop our products, fund capital expenditures, make investments in or acquisitions of other businesses, solutions or technologies or repay a portion of our outstanding borrowings.” The disclosure also indicates that “securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933.” Please indicate which provision of Rule 415 that Daxor is relying upon to register securities, other than those offered by the Selling Shareholder, pursuant to the registration statement.

U.S. Securities and Exchange Commission

June 13, 2018

Response: Daxor respectfully submits that it is eligible to make a shelf offering pursuant to Rule 415(a)(1)(x) under the Securities Act of 1933. In no-action letters (Pilgrim America Prime Rate Trust, May 1, 1998 and Nuveen Virginia Premium Income Fund, October 6, 2006), the Staff has agreed that closed-end funds that meet the standards of Rule 415(a)(1)(x) and the requirements enumerated in Form S-3 are permitted to make shelf offerings pursuant to Rule 415(a)(1)(x) on Form N-2.

Pursuant to General Instruction I.B.6. of Form S-3, if the aggregate market value of Daxor’s outstanding voting and non-voting common equity held by non-affiliates of Daxor does not equal or exceed $75 million subsequent to the effective date of the registration statement, then the aggregate offering price of all types of securities that Daxor may issue pursuant to the registration statement in any 12-month period may not exceed one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of Daxor. Daxor has revised the registration statement to reflect this limitation.

Preliminary Prospectus

Fee Table and Synopsis

3. Please explain to the staff what expenses of Daxor have been omitted from the fee table, if any. We may have additional comments.

Response: Daxor did not omit any expenses from the fee table.

4. As required by Instruction 6 to Item 3 of Form N-2, state in the narrative following the table that “Other Expenses” are based on estimated amounts for the current fiscal year.

Response: Daxor has revised the disclosure as requested.

5. As required by Instruction 8 to Item 3 of Form N-2, please include a line item for interest expense.

Response: Daxor has revised the disclosure as requested.

6. As required by Instruction 9 to Item 3 of Form N-2, please include the effect of income tax expense in the Fee Table.

Response: Daxor has revised the disclosure as requested.

U.S. Securities and Exchange Commission

June 13, 2018

7. We were unable to calculate the “Total Expenses paid by Common Shareholders”. Please provide the Staff with your calculations once the Fee Table has been revised.

Response: On a supplemental basis, Daxor is providing the calculations.

Senior Securities

8. As required by Item 4.3 of Form N-2, include an audited senior securities table.

Response: Daxor has revised the disclosure as requested.

Selling Shareholder

9. As required by Item 507 of Regulation S-K (Item 6 of Form N-2) regarding selling security holders, “If any of the securities to be registered are to be offered for the account of security holders . . . indicate the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates.” Please add the required disclosure to the registration statement.

Response: Daxor has revised the disclosure as requested.

General Description of Daxor Corporation

10. The disclosure states, “We maintain an internet website at www.daxor.com. None of the information contained on this website is incorporated by reference into this prospectus or into any other document filed by us with the Securities and Exchange Commission (emphasis added).” Notwithstanding the language that disavows incorporation by reference, explain to us your legal basis for believing that the numerous cross references to Daxor’s website throughout the registration statement do not incorporate information from the website into the registration statement. Revise the disclosure as appropriate.

Response: Daxor has revised the disclosure as requested.

U.S. Securities and Exchange Commission

June 13, 2018

Investment Objectives and Policies

11. The fourth paragraph of the above mentioned section states, “Daxor Corporation will, at times, sell naked or uncovered calls, as well as, engage in short sales as part of a strategy to mitigate risk.” Confirm to the staff how the registrant will meet coverage requirements pursuant to Section 18 of the Investment Company Act of 1940 (the “Act”).

Response: With regard Section 18 of the Act, Daxor will ensure that at all times it has “covered” its derivative exposure (and exposure resulting from other leverage transactions) with liquid assets at least equal to Daxor’s exposure under the derivatives or through offsetting transactions.

12. Please clarify the maturity strategy for debt investments and please clarify if foreign investments are a principal strategy. If yes, please also add applicable risk factors.

Response: Daxor has revised the disclosure as requested.

Risk Factors

13. When discussing the non-diversification risk of Daxor’s portfolio companies you state, “Our exposure to non-diversification risk is mitigated due to the diversity of holdings consisting of 37 separate common and preferred stocks as of December 31, 2017.” Please explain to the staff your basis and rationale for this statement.

Response: Daxor has deleted this disclosure.

Investment Management

14. Under the section “Investment Management” you state, “The company is not primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities. As such, the company has no investment advisors, administrator, affiliated brokerage, dividend paying agent, non-resident managers, or active portfolio managers.” Explain to the staff how the registrant will comply with Section 15 of the Act. Also, further clarify who is responsible for the securities trading decisions.

Response: Daxor notes that under Section 15(a) of the Act it must enter into a written contract with any person it engages as an investment adviser, and that under Section 15(b) of the Act it must enter into a written contract with any person it engages as a principal underwriter. However, Section 15 of the Act does not require Daxor to engage either an investment adviser or a principal underwriter. In this regard, Daxor notes that the only individual who oversees its portfolio is the Chief Executive Officer of Daxor, who is also a director of Daxor, and the definition of “investment adviser” under Section 2(a)(20) of the Act expressly excludes any person who is a bona fide officer or director of Daxor.

Daxor has revised the disclosure as requested.

15. Page 18 states, “We will enter into custodial arrangements for our securities with broker-dealers who are members of a national securities exchange in accordance with Section 17(f)(1)(B) and Rule 17f-1 of the Investment Company Act of 1940.” Please confirm to the staff that this will be done before effectiveness of this registration statement.

Response: Daxor confirms that this will be done before effectiveness of the registration statement.

U.S. Securities and Exchange Commission

June 13, 2018

16. The last sentence in this section states, “The Statement of Additional Information provides additional information about Mr. Feldschuh’s compensation. Information about Mr. Feldschuh’s ownership of Daxor Corporation’s common stock is provided below under ‘Security Ownership of Certain Beneficial Owners and Management.’” We were not able to locate this disclosure in the registration statement. Please include the information, in tabular format, as required by Item 10.5 of Form N-2.

Response: Daxor has revised the disclosure as requested.

Directors and Executive Officers of Daxor Corporation

17. In regard to the section entitled, “Directors and Executive Officers of Daxor Corporation,” confirm to the staff how the registrant is in compliance with Sections 10 and 16 of the Act.

Response: On behalf of Daxor, we confirm that Daxor is in compliance with Sections 10 and 16 of the Act.

Section 10 of the Act requires that, generally, no more than 60% of the board of directors of an investment company may be composed of directors who are “interested persons” of the investment company. The term “interested person,” defined in section 2(a)(19) of the Act, is broad and includes not only those persons with such close financial or control relationships with the investment company that they are deemed “affiliated” with it under section 2(a)(3), but also members of affiliates’ immediate families, interested persons of the investment company’s adviser or principal underwriter, legal counsel to the investment company and his or her partners or employees, any broker or dealer registered under the Securities Exchange Act and its affiliated persons, and others whom the SEC determines to have had, within the last two fiscal years, “a material business or professional relationship” with the investment company, its principal executive officers, or any other investment company with the same investment adviser or underwriter. Four of Daxor’s six directors are not “interested persons” of Daxor.

Section 16 of the Act requires that at least two-thirds of an investment company’s board of directors must consist of directors elected by shareholders. All six of Daxor’s directors have been elected by its shareholders.

18. As disclosed on the last page of the preliminary prospectus, the staff notes that the registrant filed a proxy statement on Schedule 14A on June 1, 2017. However, we were not able to locate the filing on EDGAR. Confirm to the staff whether the proxy was filed and if so, provide a copy of it with your comment response letter.

Response: The disclosure has been revised to reference the proxy statement on Schedule 14A that was filed on May 22, 2018.

U.S. Securities and Exchange Commission

June 13, 2018

Other

Form NSAR-B filed 2/28/2018

19. The “Report of Independent Registered Public Accounting Firm” included as “EX-99.77B ACCT LTTR” to the Form N-SAR-B appears incomplete. The fourth paragraph does not include a statement concluding whether any deficiencies in internal control were noted. Please file an amended NSAR-B to include the completed report.

Response: Daxor filed an amended NSAR-B on June 13, 2018 which included the completed report.

20. Please explain to the staff whether Daxor has issued any stock options since filing as a registered investment company. If yes, also explain to the staff your legal analysis for such issuance, including how Daxor complied with Sections 18(d) and 23(a) of the 1940Act.

Response: With regard to the stock option plan, Daxor will take the direction that the Staff provides, as it has done in the past. The stock option plan was in existence prior to Daxor registering as an investment company. At the time Daxor was required to register as a closed-end investment company, having operated to that point as an operating company registered under the Securities Exchange Act of 1934, as amended, there was correspondence and discussion with the Staff on whether an exemptive order should be sought for the operation of the stock option plan. At the time, Daxor noted: (1) that it believed that its successful operation depended, in part, on its ability to attract, motivate and retain its professional staff with competitive compensation packages similar to those offered by its competitors, and none of its competitors are registered investment companies subject to the restrictions of the Investment Company Act (indeed, the Company has always held itself out as medical device manufacture and continues to operate as a medical device manufacturer); (2) that the Staff had recognized the importance to internally-managed, closed-end registered investment companies of the ability to offer equity-based incentive compensation and had granted exemptive relief (see, for example, the relief provided to The Adams Express Company, Petroleum & Resources Corporation and Baker, Fentress & Company, among others); (3) that the Staff had been asked to render interpretive advice or take no-action positions with respect to the capital structure provisions of the Investment Company Act as they apply to a company that was operating in some other form before registration as a closed-end investment company, and, in some cases, had allowed deviations for such subsequently registered investment companies (see, for example, South America Fund N.V., SEC No-Action Letter (publicly available September 2, 1993); and (4) that the Staff had previously stated that it would not recommend enforcement action under the Investment Company Act if closed-end funds directly compensate their directors with fund shares, provided that the directors’ services are assigned a fixed dollar value prior to the time that the compensation is payable (see, Statement of Staff Position, Interpretive Matters Concerning Independent Directors of Investment Companies (Oct. 14, 1999)). Based on these factors, Daxor suggested that it should be permitted to continue to utilize the stock option plan without the need to seek exemptive relief. As Daxor believed that no objection was made, Daxor moved forward as it had suggested.

U.S. Securities and Exchange Commission

June 13, 2018

In any event, Daxor wants to be fully cooperative with the Staff, and intended to be cooperative in the past, and will take those actions that the Staff deems necessary or advisable regarding the stock option plan, including, without limitation, the seeking of an exemptive order or a no-action letter request.

General

21. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among Daxor, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response: Daxor will submit any underwritten offering to FINRA for its approval of such underwriting terms, and will notify the Staff of having received no objection at or before requesting effectiveness.

22. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: Daxor will address any additional comments when they are provided.

23. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: Daxor will identify any of the omitted information to the Staff, on a supplemental basis, at or before requesting effectiveness. It is Daxor’s understanding that the items that may be omitted are:

U.S. Securities and Exchange Commission

June 13, 2018

●	Public offering price;

●	Underwriting syndicate (including any material relationships between the registrant and underwriters not named);

●	Underwriting discounts or commissions;

●	Discounts or commissions to dealers;

●	Amount of proceeds;

●	Conversion rates, call prices, and other items dependent on the offering price;

●	Delivery dates; and

●	Terms of the securities dependent on the offering date.

24. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: Daxor has not submitted, and does not currently expect to submit, any exemptive applications or no-action requests in connection with the registration statement, except as may be agreed to with the Staff.

25. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: Daxor will submit a pre-effective amendment on the same day that this supplemental letter is submitted. Daxor has made changes in response to all of the comments received.

* * * * *

U.S. Securities and Exchange Commission

June 13, 2018

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer
Peter D. Fetzer

Enclosures

cc:	Michael Feldschuh (w/o enclosures)
Daxor Corporation

U.S. Securities and Exchange Commission

June 13, 2018

Daxor Corporation

Investment Company Statement of Operations

3/31/2018

			Final
	Investment Company	Eliminations	Stmt of Operations

Investment Income:
Dividend Income	63,708.00		63,708.00
Other income	2,228.00		2,228.00
Total Investment Income	65,936.00	-	65,936.00

Expenses:
Investment administrative charges	34,863.00		34,863.00
Dividend Expense	5,912.50		5,912.50
Professional Fees	-		-
Transfer Agent Fees	8,956.00		8,956.00
Interest	24,596.00		24,596.00

Total Expenses	74,327.50	-	74,327.50

Net Investment Income Before Income Taxes	(8,391.50)	-	(8,391.50)

Realized and Unrealized Gain on Investments and Operating Division
Net realized gain from investments	92,729.00		92,729.00
Net realized gain from options	40,571.00		40,571.00
Net realized loss from short sales	(275,349.00)	-	(275,349.00)
Net change in unrealized appreciation on investments, options and securities borrowed	(195,543.00)		(195,543.00)
Unrealized appreciation from Operating Division	-		-
Realized Loss from Operating Division	(467,591.00)		(467,591.00)

Total Realized and Unrealized Gain on Investments and Operating Division	(805,183.00)	-	(805,183.00)

Income Tax Expense	3,460.00		3,460.00

Net Increase in Net Assets Resulting From Operations	(817,034.50)	-	(817,034.50)

U.S. Securities and Exchange Commission

June 13, 2018

3/31/2018
	NET ASSETS	SHARES O/S

12/31/2017	13,757,621	3,737,049	3.68

3/31/2018	12,908,363	3,728,719	3.46	(0.22)	$ change	3.45	0.01

AVERAGE	13,332,992		3.57	-6.15%	change/ (average shares)

average		3,732,884
					NAV Begin	3.68
Net investment income		(8,392)	(0.00)			(0.00)

net realized and unrealized on investments, options and securities borrowed		(337,592)	(0.09)			(0.09)

net realized and unrealized on operating division		(467,591)	(0.13)			(0.13)

Income Tax Expense		(3,460)	(0.00)			(0.00)

dividends paid		—	—			—

other		(32,222)	(0.01)			(0.00)

					NAV End	3.46
						—

total expenses to average net assets		74,328	13,332,992	0.56%

net investment income before income taxes to net assets		(8,392)	13,332,992	-0.06%

net investment income to net assets		(11,852)	13,332,992	-0.09%

inv	3/31/2018	12,908,363	12,908.00

inv	12/31/2017	13,757,621

average		13,332,992

	ANNUALIZED FOR N-2 FEE TABLS
Total	297,310	2.23%

Interest	98,384	0.74%

Other	198,926	1.49%

Tax	13,840	0.10%

U.S. Securities and Exchange Commission

June 13, 2018

Total Expenses paid by Common Shareholder

	Beginning					Ending
	Capital	1 Year	3 years	5 years	10 years	Capital
Year #1	1,000	22	22	22	22	1,027
Year #2	1,027		23	23	23	1,054
Year #3	1,054		24	24	24	1,082
Year #4	1,082			24	24	1,111
Year #5	1,111			25	25	1,140
Year #6	1,140				25	1,171
Year #7	1,171				26	1,202
Year #8	1,202				27	1,234
Year #9	1,234				28	1,266
Year #10	1,266				28	1,300
Total		22	69	118	252